Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509

The following is an excerpt from a transcript from The Charles Schwab Corporation’s Winter Business Update on February 4, 2020.

[…]

Richard Henry Repetto

Analyst, Piper Sandler Companies

Walt, the combination of Schwab and Ameritrade is getting a lot of attention. The competitor out there that's saying – looks at it as a big opportunity.

And I know you're limited at what you can say and what – and Joe will talk a lot more. But I guess this is your first chance since the announcement to really say more about how you're going to go about it. How you're going to handle competition, and what you'll make. How you'll make investors feel comfortable that you can handle this big $5 trillion in asset overall merger?

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Well, I think the announcements and the public statements that have been made by our competitors are logical on their part. And whenever you have a big combination, it is an opportunity for them to pursue the conversion or the winning over of clients who are in one of the two organizations today. It makes a lot of sense for them to do so.

And I think it is reflective again of the intense competitive world in which we operate. That simply the combination of Schwab and Ameritrade does not change the industry. The combined organizations would be somewhere around 11% of investable wealth in the United States. So it's still fairly modest in terms of the overall size. And therefore, these competitor's comments and actions make a lot of sense for them to pursue.

At the same time, we think that the combination of the two puts us in a better position than ever to offer this no tradeoffs proposition. So whether you are a trading oriented investor and benefiting from what we would consider in many cases best-in-class trading platforms from Ameritrade. Whether you're more of a long term investor benefiting from many of the capabilities that Schwab has. You need banking capabilities.

Putting all this together we believe offers the best complete total experience at Schwab as anyone in the marketplace can deliver. And at a value that we think is the best for the consumer.

But it's going to be a road to get there. We're working carefully with the Department of Justice today. We have great respect for them. They're thoughtful. They're inquisitive. We're working with them on the industry and how the industry functions and operates from an educational standpoint.

But they're very bright, very thoughtful, and careful and considering to ensure that they fulfill their duties from a consumer standpoint. But we feel very confident that the combination creates that true ideal model, again with no tradeoffs.

[…]

Daniel T. Fannon

Analyst, Jefferies LLC

Dan Fannon, Jefferies. Just a follow-up on asset management. If you look at Ameritrade's revenue mix today versus yours, asset management is even a smaller component. So is part of what you're talking about in terms of incremental growth just normalizing there into kind of penetration of their customer base with what you are already doing? Or is it – I assume there's a combination of both of them.

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Yeah. I think I would say that it's probably more incremental. Not so much relying on the client base at TD Ameritrade.

As you know, when we announced the acquisition, we were – communicated fairly modest revenue synergies inherent in that. And we continue to believe that.

In many cases, and again this is a broad brush paint – broad brush statement, so you have to view it through that lens. The Ameritrade clientele is a different clientele than the Schwab clientele. A lower account size, is much more trading oriented.

And so the idea that there are tremendous advisory or asset management opportunities in that client base I think would be – to make that assumption would be a mistake.

Are there some? Yes, of course. There are some. But it is a different client base. Relatively, what, similar number of accounts, but a little over a fourth of the assets overall. So that in and of itself speaks to the difference of the client bases.

So what I'm referring to is more capabilities that would be appealing to existing Schwab clients, some percentage of Ameritrade clients, and then what we anticipate is ongoing new clients in a manner consistent with what I shared previously about our ability to win new clients in the marketplace.

[…]

Richard Henry Repetto

Analyst, Piper Sandler Companies

Hey, Walt, Rich again. So when you looked at potential acquisition targets, you picked Ameritrade with a significant RIA network.

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Yeah.

Richard Henry Repetto

Analyst, Piper Sandler Companies

So I guess can you give us the thoughts on, was this a surprise? Like it has garnered a reasonable amount of press and discussion. I see when you get your second request the other day, the stocks traded up actually off of that that day. But just what are your thoughts on the – this – the whole RIA issue...

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Sure.

Richard Henry Repetto

Analyst, Piper Sandler Companies

...and the regulation of it?

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Sure. Sure. So Bernie I know is going to speak at length at this. So I don't want to jump in front of things he has to share. But I'll just share some maybe high level perspectives on it.

We are highly committed to the RIA space. And when I say that, when I say the RIA space, I mean all RIAs of all sizes and shapes and forms.

We have historically been a leader in the sub-$100 million AUM RIA space. And so we are excited about combining our RIA capabilities with TD Ameritrade's RIA capabilities and serving an even broader array of RIAs of all different sizes. And I think our strategy is certainly to continue to be a premier location for RIAs of all sizes and serve them in a world class manner.

So there's – again I don't want to jump in front of things Bernie is going to share. But the speculation that we in some way, shape, or form have little or no interest in serving RIAs who might not be $1 billion plus RIAs is inaccurate, naïve, and inconsistent with everything that we have done for the last 25 years or 30 years in the RIA space.

Richard Henry Repetto

Analyst, Piper Sandler Companies

And just a broader view about the antitrust sort of review in the advisor space. Won't call it RIA.

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Yeah. So the – as I mentioned earlier, the Department of Justice is thoughtful. They recognize the difference between facts and speculation. These are highly professional individuals who are doing their appropriate job in looking at any type of combination and ensuring that in the process, the consumer wins in that combination. And that consumer is not penalized.

So they're doing thoughtful work. We're cooperating fully. We're excited and encouraged to provide them with anything they need to do their job.

But again I just – I want to emphasize our commitment to the RIA space includes all RIAs of all sizes. And we intend, as we think we have historically been, being the leading provider for all types of RIAs.

[…]

Christian Bolu

Analyst, Autonomous Research

Christian Bolu, Autonomous Research. Hi. Your market share in the RIA business, post the Ameritrade deal, will be between 40% and 50%. Just maybe what's your argument as to why that is not anti-competitive?

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Yeah. Let me first say, I'm not sure that I believe that market share percentage. And...

Christian Bolu

Analyst, Autonomous Research

I think it fits in your data that you guys used to present.

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Well. when I look back, I think it's at the lower ends of the range that you talked about.

I guess the first thing I would do is I would say, let's talk about the size of the funnel here. If you look at the RIA business, we're in the business of serving individuals who advise other people with respect to the investment of their money.

That means that the individuals who make a living advising other people on the investment of their money, they have a broad array of choices. It's not just purpose built platforms. They have the choice to be with independent broker dealers. They have the choice to be with wire house brokerage firms. They have the choice to be with hybrids. I think some of the hybrid organizations offer as many as a half dozen or so different models for RIAs. And along with all this other dozens of different custody and brokerage choices, there are also purpose built platform choices.

So if you simply narrow it down to purpose built platforms, yes, we may be in the 40% range market share combined. But that's after throwing away all of the other options that were available to someone who's in the business of managing money for other people.

And let's also keep in mind that the underlying consumer, the underlying investor, nothing has happened to any of their choices. They have all the choices that they had prior to this acquisition that they can go to. So the ultimate consumer in this situation has a complete broad array.

And then lastly, as I referenced earlier and Bernie will talk about more, even for those RIAs – so we start with this big population of people in the business of managing money for others. And if we skinny it down just to the population who decided to be on a purpose built platform, post combination, we will be offering them the level of service and value and pricing and capabilities comparable or better than what they have today.

So I'm not sure when I sort of step back and try to look at it as objectively as possible, I'm not sure where I see any type of loss of capabilities, functions, value, price for either the underlying consumer or for the RIA who's chosen to go to a purpose built platform.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

It's Brian Bedell from Deutsche Bank again. Just coming back to what you commented on before and the revenue synergy opportunity for the Ameritrade customer base. Obviously a little bit more trading focus.

But why wouldn't you be more optimistic about the wallet share penetration there? Presumably they're doing banking somewhere else or wealth management somewhere else. Now that you've got a – or you will have an enhanced range of services, should we be thinking or – should we be thinking there's a better opportunity to penetrate that customer wallet share?

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Well, again we don't have the details at this point in time to be able to know the size of that opportunity. That is why when we shared on the announcement the revenue synergy opportunities, they were very, very modest. We don't have that information.

It may well be that there is opportunity. And that many of the people who have more modest size average account balances at TD Ameritrade have meaningful wealth outside, or they may not. And I think we have to get the data and have that information to be able to express something with a higher degree of confidence.

In the meantime, I think consistent with the way that we have tried to always communicate with you, we would rather be a bit more conservative and not show large revenue synergy opportunities without more factual information to back that up.

[…]

Will Nance

Analyst, Goldman Sachs & Co. LLC

[…]

For some of the advisors on the Ameritrade platform who maybe are less familiar with how you go about that, what sorts of efforts for outreach are you guys contemplating to kind of manage that perception?

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

Sure. Well, Bernie and his leadership team, certainly folks like Jon Beatty and Tom Bradley and others, will work hard to communicate the approach that we've historically taken, which is very, very rarely do we ever see a situation where there is actual competition. And if we do see that, where there is competition for the same client, we will generally stand down in the Retail space in favor of the RIA. While understanding that ultimately the end client has to be the one making the decision, right?

But I think this notion of competition between Retail and RIA, again it's – in many ways, it's sort of news that I've – I wanted to use a phrase, but I'm not going to use that phrase. It's news that may not be totally accurate. And it's just not been something that we've seen a consequence.

It's been more – and you used the word, Will, it's been more of a narrative maybe promoted as a competitive tool than it has been a real thing. And in some ways, it's hard for us to sort of prove the negative. We'll do the best that we can.

But people will have to experience the fact that the combined organizations are 11% of AUM. And there's a lot of opportunity in the 89%, much more than being overly concerned about the 11%.

There's a question here with Kyle.

Kyle Voigt

Analyst, Keefe, Bruyette & Woods, Inc.

Thanks. Kyle Voigt with KBW. Just with respect to the DOJ, some prior deals where the DOJ issued that second request have resulted in a remedy being offered or agreed upon. Assuming the DOJ is focused on the RIA custody business, do you believe that operationally it's even feasible to offer a remedy for a fraction of the RIA custody business?

And you previously mentioned the RIA business as part of the strategic rationale for the Ameritrade transaction. Do you believe that rationale for the transaction would remain in place, even excluding your custody business?

Walter W. Bettinger II

President, Chief Executive Officer & Director, The Charles Schwab Corp.

So I'm not really going to speculate on remedies. The second request is to be expected in a deal of this size. It's just there's not enough time without the second request for the Department of Justice to do their appropriate and professional evaluation of all the implications.

So I don't think the second request is a signal of anything other than a transaction of this size warrants appropriate diligence and that warrants the second request.

Beyond that I just don't think it's appropriate for me to speculate on remedies. We feel very confident that the transaction as announced is in the best interest of all consumers, both end investors as well as RIAs. And we feel confident continuing to demonstrate through facts that that's the case.

[…]

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

You did. Wandering around looking for the clicker. So with the introduction I got, I feel like I should issue a disclaimer at the beginning. No one's going to make you an offer you can't refuse, except for maybe superior wealth management services with great price points and value.

So all right. That kind of fell on its face. I didn't know he was going to do that. That was the best I could come up with in the moment. I'll move over the business side and give you what you're looking for, the update on the TD Ameritrade transaction, as well as spend some time on digital. I think there's some key integration points, to steal a word here, around what we've been doing with digital and how we plan to approach the integration efforts more broadly. So like to be able to bring that all together.

So starting with the transaction. These first couple of slides, there's not going to be a lot of new. But this is a transaction that's predominantly driven by building scale. Scale can produce some relatively significant shareholder value. Scale becomes a strategic valuation driver when you use it the way we have. So when you drive scale and share some of the benefits of that scale back with your clients, either through product innovation or pricing, to create new opportunities to drive growth for the firm for the long run.

So this is more than just the unlock from reduction of expenses, This is about building a long term scale model that allows us to continue to create and leverage that strategic advantage that comes with building scale.

When I talk about scale, what are we talking about? Obviously the consolidated firm is going to be quite large. So you've got some metrics on the side of the page here that will allow you to get a sense of what a post integration company might look like. Clearly, this gives us opportunities that are beyond the scale in terms of size of firm that we operate today.

There's some other advantages that come through the transaction. We've – you heard Walt talk a little bit about some of the capabilities that we would expect to be able to offer, either to the Schwab client set from what comes from the TD Ameritrade capability set or to the TD Ameritrade clients from the capabilities that Schwab has that they don't currently offer.

And there is an opportunity for a pretty significant shareholder unlock here in value in terms of reducing some of the expenses of the consolidated entity.

So what are we talking about in terms of dollars? First, I would say, you don't have to scribble madly to write these numbers down. They are the exact same numbers that we showed you back in November when we announced the transaction. So there is no new information at this point to update you on, other than recommitting to, these are the synergy numbers that we expect to be able to drive out of the transaction.

We are starting to work to put plans together to be able to recognize these numbers. And as those plans come together and we do have more updates, we'll share that information with you over time.

But for now, we're still talking about $1.8 billion to $2 billion of expenses on the consolidated firm, that's 60% to 65% of the TD Ameritrade expense base or 18% to 20% of the consolidated firm.

We do see opportunities on the revenue side. So we've I think walked through changes to the way the TD Ameritrade side handles some of the client cash managements and that IDA agreement that they've got.

We do see opportunities particularly in the trading space to offer some additional capabilities to the Schwab client set and particularly in wealth management to offer some new opportunities to the TD Ameritrade client set.

And then obviously, we've set aside some pretty significant dollars in terms of what we expect to spend to be able to get to that consolidated integrated company.

This is a different kind of acquisition than what we did with the USAA transaction, so just to make a couple of points here.

That was a account transition where we are going to literally close and convert over a weekend. So it's the kind of transaction where you can take a team, you can put them together, you can tell them your job is to go execute on this. Obviously, they need help from a lot of the organizations. But it's a much more focused and contained kind of effort.

The TD Ameritrade transaction is going to be more of what the firm does over the next two years to three years to deliver this value. So rather than being able to pull a consolidated team together to try to manage the transition, this is going to be work that's going to be driven broadly by the leadership of the company on a consolidated basis to get to those synergies. So a little bit different approach here in terms of how we're thinking about the integration work.

So what exactly do I mean by how we're thinking about the integration? So we developed a set of guiding principles to help everybody that's working on the integration team understand the priorities for how we intend to manage the transaction.

And some of these may seem fairly obvious. But they're important and we wanted to share them with all of you as well, to just give you a sense of where we are in terms of mindset about how we're approaching the transaction.

So, number one, minimize client disruption. I think we would have attempted to do that anyway. We are Schwab. We serve clients. TD Ameritrade, also a firm that is very focused on serving clients and does a great job at it.

So you've got two firms that are very focused on serving clients, serving them well. There's no reason to expect that we wouldn't anticipate continuing to do that through and past the integration.

So we have some pretty lofty retention targets. We could not do that if we did things that were highly disruptive to the client base. So clearly here, making sure that we continue to give them the capabilities that they would expect to have, so they can continue to do business with the consolidated company becomes a big part of the planning exercise that we're going to engage in here.

Capturing the synergies as soon as possible. So making sure that we are putting plans in place to actually recognize the kinds of numbers that we've been talking about and be able to go execute against those.

Make decisions quickly. So this one is a little bit more focused on the Schwab internal component, where we have a capacity to do a tremendous amount of analysis and tremendous amount of socialization. We may not be able in the timeframe we're talking about to get to the kinds of numbers that we need to hit, be quite as in-depth. That may mean that we have to make decisions a little faster. And we may have some cleanup work that has to be done post integration. We're going to have to be okay with that.

On that front, one of the decisions that we are going in with, and unless it's proven that we can't execute on it, is we expect the Schwab systems to be the platforms of choice. So that sounds maybe a little bit narrowing when you think about the idea that there are definitely some capabilities on the TD Ameritrade platform that are superior and different than what we offer. So that's why we've got the caveat on this phrase here where – except where there's a clear material advantage in what the TD Ameritrade approach brings.

So to the extent that there are opportunities out there in that TD Ameritrade capability set, particularly around areas like Retail client trading or in some of their open API approach that they've used to help their RIAs use some third party providers. Those are things we're going to have to take a hard look at. Those are capabilities that we would expect that we're going to be able to largely bring across, either directly or through build-out in the Schwab platform.

But to be able to recognize the kinds of synergies at the pace we're talking about, this can't be a system by system, platform by platform, pick the best, and drive to an optimized platform over the long run. That will just take too long.

So we have to pick one of the platforms to start from. Our going in presumption is we're starting from the Schwab platform. That – at the end of the day, that is not meant to cast any dispersions on the TD Ameritrade platform.

We've got two companies that have made great investments, have great platforms. It really is just a matter of how do we get to a consolidated platform the most quickly and allows us to get to the synergies.

Again, a little bit of inside baseball. We've got a lot of work that we're doing on digital platform evolution and transformation. And we may have to re-prioritize some of that and take some of those resources where we've got particular subject matter expertise. And take things that are more important to the integration experience and maybe prioritize that over some of the new capabilities that we might have been thinking we'd be bringing to market.

And then finally, even though the two firms approach the market largely consistently, to the extent that there are places where there are differences, the resulting firm is going to be Schwab. It's going to be our strategy, our vision, our values, at the end of the day, our responsibility to make sure that the folks on the other side understand the importance of that and why it's critical to the ongoing success of everybody in the consolidated entity.

So where are we specifically in the integration? I got a lot of questions in the few minutes I was down here before. So let me try to address what I heard. And I'm sure there'll be more when we get to the Q&A.

So we have stood up an integration program that is being led by Jason Clague. I don't know if most of you – I don't think he has ever presented. He's actually in the back of the room if you want to ask him questions at the break.

Jason is the Executive Vice President that runs our Operations Group. And we couldn't think of a better person to, at that level, really stand up and run that integration management program.

We've created an integration management office. We're in the process of staffing that office. We are organizing the work at this point. We have identified 14 work tracks. We have leads identified for all of those main work tracks.

In parallel off – a parallel exercise has been going on the TD Ameritrade side. They've got their head of integration. They've got their heads of the work tracks. We are all coming together later this week in Westlake, which is just outside of Dallas, to have our first big integration planning kickoff meeting.

So there have been some conversations that have occurred, particularly among the track leads to start to get some of the work organized. But the big launch meeting is going to be this Thursday and Friday.

So there are obviously a lot of concerns for a deal of this magnitude with this visibility, where we are being appropriately cautious around sharing of information. Some of the work that has gone on is establishing the right communication protocols, putting the right controls in place, making sure people understand the rules of the road, standing up things like clean room processes so that we can share information appropriately while we're still in the DOJ review.

So all of that work is in place now, so we can get together and have this meeting and be confident we're going to be able to do it in a way that still conforms with all of our obligations and all of their obligations to continue to operate as independent companies.

Beyond that from a timeline perspective, we don't know at this point how long the DOJ review is going to take. As we get more information on that, we'll obviously be sharing it. But for now, rest assured we are using every day as best as possible to start to plan for that integration, so that we can hit the ground running on day one post close, when we know what that post close date is.

[…]

That doesn't sound a whole lot different than what we've been talking about in how we're approaching integration. So integration is about building scale across the platform, sharing and leveraging the resources more broadly across the two companies' sets of clients, looking for unlocks that have come from the ability to drive synergies.

So there's a lot of parallel. So there are reasons to expect that the work that we've been doing might actually help to drive some of the benefits we'd see in integration.

[…]

A lot of what we've been working on, when you think about trying to bring it to bear either directly in the integration process or post integration into a larger set of clients, will deliver even higher value than we anticipated, as we've tried to build some of these capabilities out.

We will look through the integration to take advantage of those scale opportunities to leverage the best of both platforms with that primary platform choice native Schwab. But looking to make sure that we're not doing anything that doesn't continue to serve clients really well and unlock those long term shareholder synergies that we've committed to all of you in the investment community that we're going to hit.

[…]

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

So I think Brian got his hand up first.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Hi, Joe. Thanks. Brian Bedell, Deutsche Bank. Maybe just on the integration, thinking about the integration track record. Ameritrade obviously, this has been a core competency of their business model for a very long time. You guys have been much more organically focused over a very long period of time.

So what gives you the degree of confidence that – obviously a lot of it is moving over to the Schwab platform. The confidence that that will work smoothly? And then talk about maybe the integration teams that you're bringing on from Ameritrade. How you plan to leverage their skills in this? And how long are those integration teams staying on throughout the integration?

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

Yeah. So again, I don't think any of us came into this anticipating a tripling of volume on our existing platforms, neither us nor they.

So there's work that's going to have to get done to stress test those platforms, to assess their capacity limitations, to build up in places where we may not today be able to immediately double the number of accounts and transactions and make sure that we've got appropriate headroom for those days where clients get really active or for those windows of time when we're successful in the market and bring on new accounts.

So there is work going on internally already to try to make sure that we've got a complete look through the technology stack, to build the confidence that we can actually bring those accounts onto our platform and absorb that kind of growth with the appropriate degree of headroom.

With respect to the team, for now, I'd say that there's kind of parallel efforts going on. So everything that's happening at Schwab is largely happening in the TD Ameritrade side. They've got a head of their integration management office, who is somebody who has been involved in their transactions in the past. A lot of the team members that they're bringing in for the work streams are people that have been involved in those transactions in the past.

So for now I'd say, they're leveraging their capabilities as best they can. We would expect over time to be able to build bonds across those teams and try to leverage some of the best of their thinking as well as ours.

As we get through the DOJ review, it will be easier to share additional information and start to more closely work directly with them.

And clearly post close, those teams will continue on into the future and both be working for the success of the consolidated entity.

So we very much look to take advantage of the knowledge base they've built up around how to manage these kinds of transactions. Even developing a set of guiding principles, I think is a best practice that we may have stolen from them. That we're actively communicating and trying to make sure that we're getting the best of their knowledge as well as the best of ours as we work our way through this.

Richard G. Fowler

Senior Vice President-Investor Relations, The Charles Schwab Corp.

Mic over here.

Michael J. Cyprys

Analyst, Morgan Stanley & Co. LLC

Hi, Mike Cyprys from Morgan Stanley. I just have two questions. Maybe just first on the deal. So it sounds like you've decided to go with the Schwab platform. But also sounds like you're open to perhaps using some of Ameritrade's systems or platforms in some cases. I was just hoping you could elaborate a little bit more on that in terms of how you think about it? What sort of approach would you take? And how you'd go about doing that?

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

Yeah. So it's – I'd like to stay at the capability level and away from the specific platform level, because it's way too early to make a commitment to say, we are going to port that platform over.

What I think we're focused on now is to the extent that there are specific capabilities that are really important to clients, we're going to try to identify those first and then make sure that we have integration plans in place that allow us to deliver those capabilities.

So if that means keeping a thinkorswim platform alive, because that's the most efficient way to deliver those capabilities, that's a choice we might make. If that means taking some of those capabilities that don't exist in a Schwab platform today and embedding them in a Schwab platform, that's a choice we may make. And those are decisions that have to be made over time as we get deeper into understanding each other's capabilities.

So it's too soon to comment on specific platforms. But clearly with the retention goals we have and our focus on client experience, there's no way we're going to abandon significant capabilities.

[…]

Richard Henry Repetto

Analyst, Piper Sandler Companies

Okay. And then my follow-up would be, you talked about the default platform being – and I respect. And that certainly we've watched Ameritrade integrate with Scottrade. That was one of the things that allowed them to – not that it didn't have its hiccups, but allowed to move quickly, as if they didn't have this debate about, which was the resulting...

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

Core platform.

Richard Henry Repetto

Analyst, Piper Sandler Companies

Yeah, core platform. I guess my question is a little bit about what you asked before. Is like how much of that disintegration – even at this point, when you're coming up with ideas like that, that this is a guiding principle that Schwab's platform is the survivor? Or in the general sense, like how much input are you getting even right now from general guidelines like that from the other side that's had a lot of experience at it?

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

So I'd say we've shared them with the other side. But that there are some places, and that one in particular, where I'd say we probably took a heavier hand in saying, this is the direction we want people to go.

The – without getting too deep into this, both firms have been making modernization efforts over the past several years. And we find that there are parts of our stack where we're ahead and parts of their stack where they're ahead. So there is not a clear superior platform, but there are elements of both that are probably better or superior to the other.

The places that probably wouldn't be a surprise because of the focus of the TD Ameritrade firm, they are probably further along in some of the modernization work around a lot of the trading capabilities. We are further along in some of the wealth management capabilities and some of the relationship management capabilities.

So how do you pull these pieces together becomes the question of the day.

Beyond some of the client facing capabilities, there are absolutely some components of what sits in their technologies today that we would want to evaluate very closely to make sure that if there are opportunities there for us to get significant advantage that we would look to deploy them.

So I'd say even though we have said, core books and records, core processing platform is Schwab, we're just starting conversations now around those deeper components. And if we can enhance the quality of the platform and still hit the timelines and the targets, we are very open to picking the best of the stack on both sides.

But again it's got to be – it's got to have enough advantage that it's worth any potential constraint on the timeline.

[…]

Will Nance

Analyst, Goldman Sachs & Co. LLC

[…]

How do you make sure that we get to the end of the Ameritrade integration without more tech debt than we had at the start of the process?

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

[…]

It would be naive to say that there will not be some interruptions in some of the modernization processes as we work our way through integration. But there may be things that we do in integration to prioritize some of the modernization work.

[…]

Clearly, we've set aside a fairly large bucket of money to work through integration. So to the extent that resources are necessary, we're going to be able to secure those and pay for those inside of that number.

[…]

But I'd say that at this point, given what we know about how far along we are, we expect to continue to make progress, although it may be slightly diverted in places based on some of the pieces that need to get accelerated for the integration efforts.

[…]

Brennan Hawken

Analyst, UBS Securities LLC

[…]

But when you guys talk about the fact that you're not going to need to re-paper the RIA business, do you mean literal paper? Or do you mean that this process will be automated, and therefore the customer doesn't have to take action? Because I think when...

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

No, no, no, let me step back. And so if you are an advisor who is leaving a wire house and going independent, it is a very cumbersome process, right?

So any – you talk to any advisors who has gone through that – and, Bernie, if I get ahead of myself, please whack me for what I'm saying. But literally for those advisors, it's often a very paper based process, where applications are printed. It can be pallets of applications that are mailed out, collected back, processed. It's a time intensive process for the advisor, for us. And I think a lot of them have that in their mindset, as they're thinking about going through an integration.

The integration should not be anything like that process. So this is two broker dealers under the control of one company. We expect to be able to get approval to do this on a negative consent basis.

So we should literally be able, on the day we're ready to convert, move those accounts from one platform to another. And they should be up and they should be working. And it shouldn't require additional applications.

So it shouldn't – not only is it not paper based, they should not have to go through an automated application process for the vast majority of accounts. I can't say that it's 100%. But for the vast majority of accounts, both on the Retail side as well as on the advisor side, we expect to be able to bring the accounts over in an automated fashion.

Brennan Hawken

Analyst, UBS Securities LLC

Okay. Great. Thank you. And then my second question was around the integration process. There is a perception amongst investors, and it's probably a fair one, that Ameritrade's got a lot of experience in integrating deals. That Schwab has less experience. In some of the prior deals, maybe haven't – the integration hasn't gone as well, which has led to some issues.

And so how can you assure that the adoption of the processes, the input of the ideas, is as pure, right? Like based around just the purity idea versus, sometimes people get parochial or territorial and they want their process to be what governs. They want their system to be what governs. How can you ensure that's as agnostic as it should be in order to get the best outcome?

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

Yeah. I mean again I don't know that I'm going to be able to give you an assurance that you're going to completely buy. But that this is so far a pretty open process.

So we're working closely with our peers at the TD Ameritrade organization. They're a great company, a very proud organization. They want to have this go smoothly for their clients, just like we're a proud organization and we want to have this go smoothly. So everybody incentives are focused on making sure that this integration goes as smoothly as possible for the clients.

So, hey, where there are people, there are always going to be politics. I think part of the reason that I'm standing up here talking about integration, my job is to try to ensure that the process works as effectively as possible across all of those work tracks, across both of the organizations, to get us to a place where the integration is successful for the benefit of our clients, for the benefit of our shareholders.

And so I mean we are putting a lot of time into making sure that we've got the right processes in place. We're using the right advisors. We're picking the right models. Communication processes are getting built early.

I think we're doing everything right at this phase to ensure success. We'll continue to provide you with updates as we have meetings like this on evolution, on timelines, and dollars, and everything else.

It'll be up to you to ultimately judge. But it's got our attention. And when I say that, so everybody in the executive leadership team. I mean you look across the tracks and the track leads, and our executives are actively involved in making sure this transaction is going to be successful and maybe in a way that hasn't happened here before.

Got one, Jeff, on the web or – nothing? Okay, Brian.

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Yeah. Just maybe back to the attrition. It sounds like obviously with more of the migration over the Schwab platform, the attrition risk is really higher. It seems it would be higher in the Ameritrade customer base.

How are – and we could see in their metrics in December that the customer attrition has started again. They're saying obviously that's normal for the course of their integration experience.

But pre-close, how are you thinking about managing that attrition if it's coming from the Ameritrade sides? And the client base is smaller when you actually close it.

And then philosophically, for customer service as you go through the integration process, what – how are you thinking about enhancing or keeping the customer service levels very high, so that you can manage that attrition at the combined firm?

And then it's probably too early to talk about when you are actually converting these over. But if there's any sense of a timeline on the actual conversions of the systems, if that's in year three or potentially earlier?

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

Yeah, it's too soon, right?

Brian Bedell

Analyst, Deutsche Bank Securities, Inc.

Too soon.

Joseph Raymond Martinetto

Senior Executive Vice President and Chief Operating Officer, The Charles Schwab Corp.

That's – we're going to need a little time to build those plans.

So at this point, we're still in the – we are active competitors in the marketplace. There is not a lot of conversation going on around what they're doing to preserve their client base versus what we're doing in the market.

Until we get approval from the DOJ, we are preserving competition in the marketplace. So that's a little too soon for us to say that we're working together to try to manage that risk.

They're taking actions on their side as they see fit. We're taking actions on our side to manage our firm. And that's probably about as much as I'm able – as I'm looking at my lawyer. That's probably about all I can say on that topic.

So beyond that, things like service, they have a very strong culture of service, just like we have a very strong culture of service. Ultimately, we're going to have to make decisions around, how do those organizations come together to be able to support the consolidated client base.

But again this isn't really rocket science. I mean there are a lot of models that you can deploy around what – how do you build staffing to be able to provide the appropriate degree of service? I think we're both pretty well developed at this and offer really high levels of client service. There's no reason I could think of that anything in the integration would degrade the service experience of the client set.

[…]

Michael J. Cyprys

Analyst, Morgan Stanley & Co. LLC

Mike Cyprys from Morgan Stanley. I just have a question for each of you, so maybe just starting off with Bernie. When you think about the Ameritrade transaction, I guess how does it allow you in your view to better serve the smaller end of the RIA marketplace in a way that perhaps you couldn't in the past?

Bernie Clark

Executive Vice President, Advisor Services, The Charles Schwab Corp.

Well, I think we have a huge opportunity to scale in this space. And I think that's part of the opportunity.

But I also mentioned some of the services that we've been building. I always refer to them as intellectual capital. It really has to do a lot with consulting and virtual consulting and making sure that we're educating the marketplace and make sure building strength.

I talked about succession planning. I think it's incredibly important on the smaller end of the space that we're building good succession models that exist for these firms and making sure that we're scaling into the regulatory and compliance space as well.

And I think all of those things, we can help the collection of our clients. One of the things that we've learned with advisors is they grow faster when they network with each other. They grow faster when they get to know each other.

We do things, and this is just one example of things. But we have many advisory boards and groups that we bring together, communities that we bring together. We so often find that those communities end up coming together. And after some period of time, we find that they're doing deals with each other or they're joining each other and they're creating stronger organizations.

So really I think one of the opportunities here is in strengthening sort of the independent space.

[…]

Michael J. Cyprys

Analyst, Morgan Stanley & Co. LLC

Thanks. Mike Cyprys from Morgan Stanley. Just wanted to come back on the Ameritrade deal. If we look out over the next couple years, it sounds like the expectation is that you would look to I guess draw down on the $10 billion of year – of deposits bringing them over.

I guess just how are you thinking about the potential of retaining some flexibility there? But maybe not just bringing cash over, but maybe actually sending cash over to TD Bank and having some sort of off-ramp when you think about balance sheet optimization and differences in the yield curve potentially over time. In what scenario could you see yourself looking for that sort of flexibility and arrangement?

Peter B. Crawford

Executive Vice President & Chief Financial Officer, The Charles Schwab Corp.

Yeah. So I would say the nice thing about the agreement that we have with – that as part of the transaction that we struck with TD Bank is it does give us the option, but not the obligation, to reduce those balances over time.

I would say in the current interest rate environment, it's definitely accretive from a capital standpoint, from an EPS standpoint that we're bringing those balances over to our balance sheet and be investing them as we see fit.

I'm trying to think about hypotheticals, I'm not sure I want to go into hypotheticals around where we might not do that. But certainly, yeah, if we see an environment where for whatever reason that doesn't make sense, then we have the flexibility not to do that and to not take those balances on. But it's nice to at least have that as an option.

And you think about for managing the investment portfolio, it's awfully nice for our treasury team to know that as they're thinking about managing the investment portfolio, you've got this potential $10 billion a year every year that can come over. You think about that from as you're managing liquidity for example. And I talked about building up liquidity in the fourth quarter of this year.

Well, gosh, if we know that we're going to have a certain amount of money coming over from – through the IDA onto our balance sheet, that gives us more flexibility to invest that portfolio. So it's nice having that option. But again it's an option, not an obligation.

[…]

Chris Allen

Analyst, Compass Point Research & Trading LLC

How you doing? Chris Allen, Compass Point. You talked about 41% margins for 2020. Maybe you could just give us some color, like where do you think longer term margins are achievable post the Ameritrade and USAA deals?

Peter B. Crawford

Executive Vice President & Chief Financial Officer, The Charles Schwab Corp.

Right. So we shared some numbers in the announcement deck around the margins. The – if you sort of just assume a simple merging of the two businesses and where those margins could add up.

I think the important point is that we see the opportunity to continue to grow those margins over time. We see the opportunity for continued operating leverage. We have no plans to artificially cap the margin somewhere.

And we think that those opportunities can continue to trend north here. And that's why we're really focused on doing everything we can to bend that cost curve, to drive down the expense on client assets, but do so in a way that doesn't come at the expense of our clients or our investment in the longer term.

And if we do that and we continue to focus on the other things and growing organically and monetizing the assets that we bring on, those margins will expand over time.

So I think – I can't put a number out there, because I think there's no upper – necessarily no upper limit that I can necessarily place on it, at least certainly not in the near term that I would think makes sense.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations
(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on January 31, 2020; January 29, 2020, January 16, 2020, November 29, 2019, November 25, 2019, August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-Q for the quarter ended December 31, 2019, its Form 10-K and Form 10-K/A for the year ended September 30, 2019, and its Current Reports on Form 8-K filed on January 29, 2020, January 21, 2020, November 27, 2019, November 25, 2019, July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements that refer to expectations, projections or other characterizations of future events or circumstances and are identified by words such as “believe,” “expect,” “will,” “may,” “should,” “could,” “continue,” “growth,” “remain,” “drive,” “lead,” “consistent,” “investment,” “build,” “sustain,” “enhance,” “estimate,” “anticipate,” “opportunity,” “potential,” “position,” “target,” “commitment,” “increase,” “enable,” “deliver,” “improve,” “outlook,” “intent,” “assumption,” “maintain,” and other similar expressions. These forward-looking statements relate to: Our “Through Clients’ Eyes” Strategy and no trade-offs approach; investments to fuel and support growth, serve clients, and drive scale and efficiency; harnessing monetization opportunities and strengthening offerings via client segmentation; stockholder value; digital transformation; the acquisition of certain assets of USAA’s Investment Management Company (IMCO), including timing of closing, entering into an exclusive referral agreement, related expenses, and capital requirements; the acquisition of TD Ameritrade, including expense and revenue synergies, timing of closing, integration, including integration planning and spend estimate; growth in balance-based revenue via enhanced asset management solutions; building the RIA experience of the future; growth in the client base, client accounts and assets; growth in revenues, earnings, and profits; disruptive actions; client value and pricing; capital returns to stockholders; market share opportunity; growth levers; 2020 outlook, including macro factor assumptions, balance sheet dynamics and potential financial outcomes; Tier 1 leverage ratio operating objective; net interest margin; expense growth; operating leverage; estimated revenue impact from revenue sensitivities; capital expenditures; target dividend payout ratio; and share repurchases.

These forward-looking statements, which reflect management’s beliefs, objectives, and expectations as of today, are estimates based on the best judgment of the company’s senior management. Achievement of the expressed beliefs, expectations, and objectives is subject to risks and uncertainties that could cause actual results to differ materially from those beliefs, expectations, or objectives. Important factors that may cause such differences are discussed in the company’s filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Other important factors include the company’s ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance its infrastructure, in a timely and successful manner; failure of the parties to satisfy the closing conditions in the agreements for the pending acquisitions in a timely manner or at all, including stockholder and regulatory approvals, and the implementation of conversion plans (IMCO) and integration plans (TD Ameritrade); disruptions to the parties’ businesses as a result of the announcement and pendency of the acquisitions; the risk that expected revenue, expense and other synergies from the acquisitions may not be fully realized or may take longer to realize than expected; general market conditions, including the level of interest rates, equity valuations, and trading activity; the company’s ability to attract and retain clients and RIAs and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; client use of the company’s advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; the company’s ability to monetize client assets; capital and liquidity needs and management; the impact of changes in market conditions on revenues, expenses, and pre-tax profit margin; the company’s ability to manage expenses; client cash sorting; net equity sales; investment in software and equipment; regulatory guidance; the effect of adverse developments in litigation or regulatory matters and the extent of any charges associated with legal matters; and any adverse impact of financial reform legislation and related regulations.

The information in this presentation speaks only as of February 4, 2020 (or such earlier date as may be specified herein). The company makes no commitment to update any of this information.